

Mail Stop 3233

October 21, 2015

Via e-mail
Mr. Michael J. Cronin
Chief Accounting Officer
Preferred Apartment Communities, Inc.
3625 Cumberland Boulevard, Suite 400
Atlanta, GA 30339

> **Re: Preferred Apartment Communities, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 1-34995**

Dear Cronin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 5. Real Estate Loans, Notes Receivables, and Line of Credit, page F-21

1.   We note your disclosure on page F-25 regarding the exclusive purchase options associated with certain real estate loans. Please provide the following information with respect to these purchase options:
  • Tell us your historical experience with exercising these purchase options.
  • Tell us whether you currently intend to exercise the purchase options on any of your current real estate loans.
  • Provide additional details regarding your conclusion that you are not the primary beneficiary of the VIEs described on page F-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate
& Commodities